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                                                                 Exhibit (a)(10)

                              EXCERPTED PAGES FROM
                       ASPECT COMMUNICATIONS CORPORATION
                                INTRANET WEBSITE

Aspect's Stock Option Exchange Plan
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See Questions and Answers Concerning the Option Exchange Plan

The Aspect Stock Option Exchange Plan is a special program that allows employees to exchange existing stock options for options with prices reflecting market value approximately six months later. The exchange is a reflection of Aspect's historic commitment to providing employees with the opportunity to take part in the company's success through stock option plans.

While stock options, by their nature, contain elements of risk, market conditions have created a situation where many employees hold options with exercise prices considerably higher than the current price of Aspect stock. Aspect has devoted careful study to creating a way for employees to exchange those "underwater" options for options with greater potential as Aspect executes on its business plan.

The stock option exchange plan allows Aspect employees to cancel stock option grants in exchange for the promise of new stock option grants, for the same number of options, approximately six months later. Vesting on the new grants will match vesting from the old grants, and vesting will continue on the same schedule as before. Vesting will not occur between the cancellation deadline and the reissue date.

New options will be priced at the Nasdaq closing sale price of Aspect common stock on the day of issuance, which is anticipated to be in mid-December 2001. You will receive more information on key dates and deadlines once the details of the program are finalized.

The program is voluntary. Employees can decide which, if any, of their option grants they would like to exchange. Accounting guidelines require that if an employee chooses to take part in the program, any grants issued in the six months prior to the cancellation deadline must be included in the exchange if those grants have a lower price than those being exchanged. In addition, employees who take part in the exchange will not be eligible to receive new option grants for the six months after canceling their options.

You should receive information on the Option Exchange plan later this month. U.S. employees will receive the information packet at home. International employees will receive the information at the office. Remote international employees will receive the packet at home. In addition, every employee will receive an e-mail containing a Personnel Option Status report, which will provide the details of your previously granted options. You can also find details on your option grants by going to www.optionslink.com.
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                                Exh. (a)(10) - 1
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Please study all the information around this program carefully. The plan is complex, and there are many factors to consider when making this decision. Representatives of the Finance and HR teams will be holding meetings at Aspect sites to explain the program and answer questions in late May and June. We have also set up a special hotline, 820-2840 or (408)325-2840 that employees can call and an email box where you can send your questions, OptionExchange@aspect.com.
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See Questions and Answers Concerning the Option Exchange Plan
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This is not an offer.  At the time Aspect Communications commences itsoffer, it will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (including an Offer to Exchange, a related Letter of Transmittal and other documents) willcontain important information which should be read carefully before any decision is made with respect to any offer. The Offer to Exchange, the related Letter of Transmittal and certain other offer documents will be made available to all holders of eligible Aspect options at no expense to them.

                                Exh. (a)(10) - 2
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Aspect Stock Option Exchange Q&A
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Why is Aspect offering an Option Exchange?
Aspect is committed to providing long-term opportunities for its employees to share in the company's success through options programs. Due to difficult market conditions, many employees hold options with prices above today's market price. The Board of Directors and the executive team looked at several different ways to provide employees stock options with improved long-term financial potential. The Securities and Exchange Commission (SEC) and Financial Accounting Standards Board (FASB) outline stringent regulations on programs involving stock options. Financial reporting requirements have made re-pricing of options onerous for companies, effectively removing re-pricing as a tool for employers.

The option exchange program was created in accordance with government regulations and accounting guidelines while considering the needs of our shareholders. At the same time, the program provides potential long-term financial opportunity for our employees.

How does the Option Exchange work?
In short, you can cancel your outstanding options in exchange for new options issued approximately six months later. Under the plan, you are canceling your old options for the promise of an equal number of new options issued approximately six months later. This is a special program and is not likely to be repeated.

What is the price of the new options?
It is impossible to predict what the price will be. The price of the new options will be determined by the Nasdaq closing price of Aspect common stock on the date of issuance, which is anticipated to be in mid-December 2001.

Wouldn't Aspect employees be better off if the stock price remains low until December?
It is in every Aspect employee's best interest to have the stock price moving up over the long term. It's important to remember that stock options are viewed as a long-term incentive. As with any stock program, employees have the most to gain by working to ensure the company's long-term success. In the near term, the trading prices of the Company's stock are subject to a number of factors, many of which are outside the control of the company and its employees.

Why is there a delay of approximately six months before the new options are granted?
The 'look-forward window' is required by accounting regulations. If we didn't have the window, the new options would be considered a compensation expense, having a significant negative impact on Aspect's earnings. By implementing the look-forward window, we avoid having the options "charged" against our earnings.

Can I be granted other new options during this look-forward window?
No. In accordance with accounting guidelines, employees taking part in the exchange program will not be granted additional options during the look-forward window.

                                Exh. (a)(10) - 3
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Who can participate?
Aspect employees. The program is voluntary. It's up to employees to choose whether or not to participate.

Do I have to exchange all of my options?
Employees can choose which grants they would like to cancel, with a few requirements. First, grants cannot be split. If you choose to exchange a cancel, you must exchange the entire grant. Second, the program requires a six-month look-back period. That means that if you choose to take part in the program, you must exchange all options issued in the six months prior to the cancellation deadline that have a lower price than the options you are exchanging. For example, if you are canceling a grant issued in 1998 at $18 a share, you would have to exchange any options granted since January 2001 for less than $18 a share. For shares granted in the six-month look-back window above the $18 a share, the employee would have the choice of whether or not to exchange.

Finally, the program only covers those shares in a grant which have not previously been exercised.

Is there risk involved?
By their nature, all stock option programs contain risk. No one knows what the stock price will be in the future. Under this program, employees who exchange grants are agreeing to subject their options to market fluctuations for approximately six months to determine the price of their new options. The price could end up being higher than the price of the options that were canceled.

What happens to my vesting?
Vesting on the new grants will match the vesting from the old grants, and vesting will continue on the same schedule as before. Vesting will not occur during the approximately six months between the cancellation deadline and the date the new options are issued.

What if I leave the company?
In order to receive new options, you must be an Aspect employee through the date that the new options are issued. If you cancel your options and leave for any reason before the new options are issued, you will not receive new options, nor will you get your old options back.

What if Aspect is acquired during the period between when options are exchanged and when the new grants are issued?

We can't speculate on acquisitions. The status of new grants would depend on the terms and conditions set forth in agreements concerning the acquisition.

I have ISO (incentive stock option) grants. Will my new grant be ISOs also? For U.S. employees, the new option will be a Non-Statutory Option and granted out of the 1996 Employee Stock Option Plan, regardless of whether the option being canceled was a Non-Statutory or an Incentive Stock Option and whether the option being canceled was out of the

                                Exh. (a)(10) - 4
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1989 Option Plan, 1992 Voicetek Plan, 1996 Voicetek Plan or the 1996 Employee
Stock Option Plan. For U.K. employees, the new option will be granted out of the UK Sub-Plan.

What are the tax implications?
In general, the exchange will not be a taxable transaction in the U.S. Additionally, we currently anticipate minimal tax consequences in the U.K., Germany, France, Japan, Singapore and Hong Kong. We are currently working with advisors in the Netherlands and Australia to minimize tax implications there. We'll provide more details for international employees at the various meetings. But you should consult your tax advisor for questions concerning the implications for your taxes.

How do I exchange my options?
You should receive a packet of information in the mail. U.S. employees will receive the information at work. International employees will receive it at the office. Remote international employees will receive the information at hom. You will also receive an e-mailed version of your Personal Option Statement, giving the details of your option grants. Review the information carefully. You can also find a Personal Option Statement by going to www.optionslink.com.
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If you decide to participate, fill out  and mail, fax  or hand deliver the appropriate forms contained in the information packet. Be sure to sign the forms and fill in your employee number. Employee numbers can be found by looking up your name in the employee directory found on AspectNet.

Forms must be received by Stock Administration by 11:59 p.m. Pacific Time on the day of the cancellation deadline. Remember, this is a receipt deadline. It's up to you to make sure your forms are received on time. Due to regulations, we cannot offer any extensions. Once your form is submitted, you'll receive a brief e-mail confirmation. A more detailed statement will be mailed to you about four weeks later.

Can I change my mind after I've canceled my options?
Yes. As long as you write a letter invalidating your previous cancellation and submit it along with the appropriate forms prior to the cancellation date, you can withdraw your decision to exchange. It's important to remember that once the deadline is reached, Stock Administration must accept the last valid decision submitted.

Who can help me decide what to do?
Exchanging options is a personal decision based on many factors, and each employee must make that decision. But we do have a great deal of information available to help you with the process. Members of the HR and Finance team will hold meetings to cover the program. We have also set up a special hotline, 820-2840 or 1(408)325-2840 and an e-mail box, OptionExhange@aspect.com, where you
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can ask questions.

                                Exh. (a)(10) - 5